Press Release.

     Data Research Associates Announces Stock Repurchase Plan

ST. LOUIS, July 17 -- Data Research Associates, Inc. (Nasdaq:DRAI) announced today that its Board of Directors had authorized the repurchase of its Common Stock in an aggregate amount of up to $4 million in purchase price.
Purchases would be made from time to time over the next twelve months in the open market and through privately negotiated transactions, subject to general market and other conditions. The buyback would be financed out of existing cash, cash equivalents and short-term investments. As of the June 30 conclusion of the company's third fiscal quarter, these totaled $17.1 million (unaudited), and the company had no long-term debt.

"This plan reflects the board's confidence in our long-term prospects," said Michael J. Mellinger, Chairman, President and CEO. "We view the repurchase of our shares as an attractive investment opportunity and a further means of returning value to our shareholders."

DRA, headquartered in St. Louis, is a leading systems integrator for libraries and other information providers, offering its own proprietary information services software; third-party software and hardware; Internet, World Wide Web and other networking services; and other related support services. Its World Wide Web page is located at http://www.dra.com.